U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 10-SB/A
                         Amendment No. 2

           General Form for Registration of Securities
                     of Small Business Issuer
                  Under Section 12(b) or (g) of
               the Securities Exchange Act of 1934


            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                 (Name of Small Business Issuer)


         Nevada                                           87-0629754

   (State or Other                                      I.R.S. Employer
   Jurisdiction of                                      Identification
   Incorporation or                                         Number
   Organization)

         3672 Cove Point Drive, Salt Lake City, UT 84109
   (Address of Principal Executive Offices including Zip Code)

                          (801) 574-8000
                   (Issuer's Telephone Number)

   Securities to be Registered Under Section 12(b) of the Act:
                               None

   Securities to be Registered Under Section 12(g) of the Act:

                  Common Stock, $.001 Par Value


                              PART I

Txon International Development Corporation the "Company") has elected to file this Form 10-SB/A registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934. This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of risk factors described in this section including among others, regulatory or economic influences.


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ITEM 1. DESCRIPTION OF BUSINESS.

Txon International Development Corporation(the "Company"), was incorporated on January 29, 1998 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to construction and development services for corporate global expansion. The Company has been in the development stage since inception and has very limited operations to date due to a lack of capital.

The Company will attempt to locate and negotiate for business opportunities and development contracts, however, no assurances can be given that the Company will be successful in locating or negotiating with any target company. Some of the risks and problems the Company faces include:

         *    the absence of any operating revenues,
         *    the absence of any contracts,
         *    the absence of traditional office space,
         *    the lack of working capital,
         * the likely inability to continue as a going concern absent a substantial infusion of capital through the sale of additional securities.

The nature of the company's actual business is to seek out major U.S. companies that are expanding their business operations and are in need of real estate development and construction services to help them grow and expand. Txon is offering these services to growing companies based on the background and experience of its officers and directors. (See Directors, Executive Officers, Promoters, and Control Persons.) The five officers and directors, and only employees of the company to date have spent the past 24 months seeking business opportunities and making sales presentations in pursuit of this goal. However, to date the company has received no finalized contracts.

The Company maintains its principal place of business at its office at 3672 East Cove Point Drive, Salt Lake City, Utah 84109. Each officer and director of the company also currently works out of offices established in their own homes in order keep a low overhead during this startup and business development phase. Regular daily and weekly meetings are held among the officers and directors of the company at the company's principal place of business in Salt Lake City and by frequent conference calls over the phone, by fax, and by e-mail.

The Company has been formed to address what management believes is an unmet demand for a single entity with the ability to provide an extensive array of commercial real estate development and facility expansion services to major U.S. and multinational corporations. Management believes that the growing need of large corporations to establish facilities throughout the United States and the world from which to expand into the global economy has created demand for employee housing, ex-patriot compounds, office space, manufacturing and related production facilities. Txon believes development, construction and management capabilities on a world-wide basis can be met most efficiently by a single provider.

The company does not have any significant assets. Its belief that it will be able to provide marketable services is based solely on the skill,

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experience and contacts of the individuals who are affiliated with the
Company. At the present time the Company has five full time employees who have received sporadic compensation due to the Company's minimal financial situation. They have also received founder's shares of the Company. (See "Directors, Executive Officers, Promoters and Control Persons"). The company anticipates that its first projects will involve provision of development services to companies who will themselves fund the acquisition, development and construction of the real estate facilities they require. Depending on the level of service provided, the Company will seek to surrender cash payments in exchange for equity positions in some projects. The company will also seek opportunities to joint venture real estate projects and other business ventures.

No assurances can be given that the Company will be successful in locating or reaching agreements with businesses willing to engage the Company's services or enter into equity compensation or joint ventures with it to develop, build or manage real estate projects, or that it will be able to find financing sources sufficient to permit the Company to build such projects itself.

The principals of the company plan to give any and all bid proposals out at no cost to the company on a speculative basis. Any potential project forthcoming will be based on a periodic draw basis to cover needed working capital.

As a development stage company Txon to date has not undertaken any projects since its inception. This is due to the company exhausting all of its start-up working capital, which has created the likely inability to continue as a going concern absent a substantial infusion of capital through the sale of additional securities.

Still management believes as a result of Stephanie Harnicher's and Robert Carter's long term employment as real property development professionals and with the other members of the Company's management having formed friendships and associations with experts in many of the areas in which Txon seeks to provide real estate related services to large national and international corporations seeking to build a variety of physical facilities worldwide, Management believes these relationships will permit Txon to obtain business income through consulting agreements, joint venture agreements, subcontracts, and other opportunities, from persons and organizations who will be willing to retain the Company for servicing their needs and custom requirements wherever they may occur. It is hoped that these relationships, coupled with the skill of Txon's inside management, will help to establish it one day as a leader in the field of large-scale development and facility expansion services.

The Company intends to operate through one main operating division which is fee based development and construction services which is the management's core expertise.

Txon's Development and Construction Services business is intended to include site acquisition services, procurement of approvals and permits, design and engineering coordination, construction bidding and management, tenant finish coordination, general contracting and complete project advisory services. These services are fee based for third party clients.

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It is anticipated that approximately 90% of the Company's projects and clients will come from opportunities in other locations other than Utah, where the Company's executive offices are located. The company is currently focusing on potential projects with former associates or potential clients who have expressed an interest to work with the Company on a contract basis to develop and build projects in the United States and U.S. territories.

The company believes the broad geographic service area that management will be able to cover through these relationships will lead to valuable business opportunities of labor, design and construction. While the company currently has no significant operations to date and has yet to achieve any revenues even though all of its executives have held the same positions since they became employees. Management believes it will find business opportunities based on former, well established, long term relationships and client or professional alliances from its affiliations, especially due to management's quality service approach to meeting corporate expansion needs. Stephanie Harnicher and Robert Carter both worked in real estate development for many years. Seymour Tater, an architect and project planner, is Ms. Harnicher's father, and Jay Shapiro, who manages the company's office and business administration, is her brother-in-law. These people have enjoyed long-term personal relationships together.

    The Company's internal culture is rooted in the long-standing belief on its management in promoting talented individuals from within the organization based on closely measured performance criteria. The Company believes that its growth strategy, incentive-based compensation and the high level of ownership by Company insiders will provide further motivation to achieve exceptionally high performances.

Members of the Company's management have successfully developed properties in many segments of the commercial real estate industry. The Company believes that the experience and skill of its management may permit it to operate in the large-scale development services industry despite the fact that it does not presently have assets with which to fund any portion of its business plan except the offering of real estate development services, through its existing management.

MARKETING. The Company intends to market its services through personal contact by members of Management with persons and organizations known to have real
property expansion needs.   The company believes the most effective way to
identify and target potential clients is by personal contact of past working relationships and then working through those circles of influence. The next area of marketing company services is through secondary service providers such as planners, architects, commercial real estate agents, mortgage bankers, investor groups and community service groups. The industries or project types in which this company has particular expertise is in commercial and residential development and master-planned community development.

Txon has already been approached by several landowners to assist them in feasibility studies and joint development of properties. Most of these potential business opportunities have come by way of contacts developed by the Company's management prior to their association with the Company while they were engaged in commercial real estate development, architecture, construction, and engineering while employed by others. Some contacts have

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

evolved from the involvement of management in civic, philanthropic and professional associations. Specifically, management has approached developers who have pending plans for the construction of related facilities in Utah, Texas, Arizona, California, and Tinian a U.S. territory in the Marianna Islands on the Pacific Rim with a view to participating in the planning and construction of the facilities either on a contract basis, or as a joint venture if funding can be developed. As of this date there is still no guarantee that a final development contract for the Company in these projects will be forthcoming. Other than having many preliminary discussions and investigative conferences the company has not entered into negotiations, bid on specific projects, or otherwise come into a contractual relationship regarding any potential development projects.

GENERAL BUSINESS PLAN

Txon International Development Corporation intends to operate as an international land and facilities developer with projects targeted initially in the United States, and futuristically throughout the world.

The company has brought together design, financial, business, project management, and to become a full-service development organization. Txon's Management believes it has the know-how and strategic relationships in numerous disciplines to get things done on time with quality, and within budget.

COMPETITION

The strong U.S. economy over the past few years has created an atmosphere of business growth and expansion. Along with this growth has come added
development opportunity seekers looking to   secure big projects with big
revenue potential. The Company's competitors and potential competitors have greater financial and marketing resources than the Company. There can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to establish, maintain or increase any market share, which could adversely affect the Company's financial results in the near or distant future. There can be no assurance that a continual increase in competition will not be severely detrimental to the Company's viability and longevity.

There are many well established concerns which have vastly greater financial and personnel resources than the Company. In view of the Company's extremely limited financial resources and limited number of management personnel, the company expects to be at a competitive disadvantage compared to the Company's competitors.

Competition in the real estate development business is based on scope of services provided, fees charged and results achieved. Some of the Company's competitors in this area have been in business longer, have more established business relationships and have large dedicated research staffs which this Company does not have. However, the Company believes that the knowledge, experience and historical achievements of its management personnel over many years allow it to find suitable business opportunities.

The greatest competitive advantage any business has is created by building trust and confidence established through good, quality working relationships. All businesses rely on relationships and alliances to build on. To our

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

benefit, Txon company executives and management through their past business experiences have established good working relationships to build on.

     According to the National Real Estate Investor Association the largest Real Estate Developers in the United States, based on total square feet under development in North America are as follows:

            * Gerald Hines Corporation in Houston, Texas
            * Trammel Crow Corporation in Dallas, Texas
            * Morrison Knudsen in Boise, Idaho
            * Opus Group in Minnetonka, Minnesota
            * Westcor Partners in Phoenix Arizona
            * Carter-Oncor in Atlanta Georgia
            * Zeckendorf  Corp. in New York, New York
            * Homart Company in Chicago, Illinois

RESEARCH AND DEVELOPMENT

    As a start-up business with extremely limited financial and human resources the company has spent no time establishing research and development activities since inception.

GOVERNMENT APPROVAL

     The Company must obtain certain government approvals and meet many licensing requirements in order to provide the services it proposes to offer in many States and foreign countries. The Company believes its existing management and project affiliates will be able to meet the licensing and project approval requirements in most states. Mr. Robert Carter-the Executive Vice President will act as the interface with the appropriate oversight bodies regarding regulations to maintain compliance. His experience as a two term president of the Construction Industry Council, has familiarized him with DOC, DOE, OSHA, HHS, DOI and DOL regulations and the requirements of the Uniform Building Code adopted by many states. Most approvals are granted pursuant to evaluation criteria which are generally consistent among the majority of
states.   Though the Company's management has many years of experience in dealing with local, state, federal and international government regulations and approval processes, no assurance can be given that the Company's experience and financial capabilities will be sufficient to meet the requirements of the jurisdictions in which it intends to operate.

EFFECTS OF GOVERNMENTAL REGULATIONS; COMPLIANCE
WITH ENVIRONMENTAL LAWS

     The construction and development industry is highly regulated. The Company will be required to comply with a variety of federal, state and local laws relating to its proposed building activities, the building materials it uses, and the designs of its construction projects. These requirements vary widely, depending on the location. While the Company believes it will be able to remain in material compliance with all such laws, if it should be determined that the Company is not in compliance with the law, the Company could become subject to cease and desist orders, injunctive proceedings, civil fines and other penalties.

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

COMPLIANCE WITH ENVIRONMENTAL LAWS

Under various federal, state, local and foreign environmental laws, ordinances and regulations ("Environmental Laws"), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances, on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of certain underground storage tanks also are regulated by federal and state laws.

In connection with the development, future ownership and or operation of properties, including properties owned, leased or managed by other companies, the Company could be held liable in part or in whole for the cost of remedial action with respect to such regulated substances and storage tanks and claims related to them. In addition to clean-up actions brought by federal, state and local agencies, the presence of hazardous or toxic substances on a property also could result in personal injury or similar claims by private plaintiffs. There can be no assurance that federal, state and local agencies or private plaintiffs will not bring such actions in the future, or that such actions, if adversely resolved, would not have a material adverse effect on the Company's business and results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Since inception the Company has incurred expenses of approximately $350,000. These expenses related to personnel, overhead, office equipment, legal and accounting, and expenses incurred in formulating the Company's business plan, developing its marketing strategy, and initiating sales efforts. The Company has financed its activities primarily from the sale of its common stock. During the eleven-month period ended December 31,1998 the Company raised its initial start-up capital of $200,000 through the sale of common stock to its founding principals. The Company raised an additional $150,000 through the sale of common stock to investors.

In order to significantly reduce overhead costs while the Company is experiencing current financial challenges, in August of 1999 the Company moved out of the expensive office complex it was renting, and for the time being is now using office space in the basement of a local residence which address is 3672 East Cove Point Drive, Salt Lake City, Utah 84109. We maintain all the same administrative and marketing resources including an office phone number of 801.278-8000 a fax number of 801.272-1000 and mobile numbers of 801.574-8000 and 801.557-1609.

During the coming year, Management plans to focus on sales, marketing and initiating active project operations, and hopes to enter into contracts with

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one or more companies which will produce revenues, though no assurance can be given that this will be the case.

In order to meet anticipated expenses over the next twelve months, the Company intends to seek additional risk capital through the sale of common shares. No underwriter, agent or other person has agreed to assist the Company in distributing any of its common shares, and no actions have been taken to ascertain whether to register such shares under the Securities Act of 1933 or rely on exemptions from registration to distribute such shares. No assurance can be given that the Company will be able to sell securities to meet its operating needs, or that if available, such sales could be effected on terms acceptable to the Company. If the Company is not able to sell additional securities to meet its operating expenses, it is doubtful that the Company will be able to continue as a going concern.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time and has no agreements to acquire any properties. The Company has moved out of the leased premises from which it operated since the beginning of 1999.

As stated above, in order to significantly reduce overhead costs while the company is experiencing current start-up financial challenges, in August of 1999 the Company moved out of the expensive office complex it was renting, and for the time being is now using office space in the basement of a local residence which address is 3672 East Cove Point Drive, Salt Lake City, Utah 84109. The company maintains all the same administrative and marketing resources including an office phone number of 801.278-8000 a fax number of 801.272-1000 and mobile numbers of 801.574-8000 and 801.557-1609.

Management continues to donate office equipment needs without any agreements or understandings and without cost.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of December 31, 1999 each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. The nature of the beneficial ownership in each case of all officers and directors is that each one purchased their stock in the Company as founders at the price of $.05 per share.


Name and Address                 Amount of Beneficial         Percentage
of Beneficial Owner              Ownership                    of Class
-------------------              --------------------         ----------

John Chris Kirch                 1,046,500                      20%
3672 Cove Point Dr.
Salt Lake City, UT  84109

Stephanie Harnicher              1,080,000                      21%
5632 East Pioneer Fork Road
Salt Lake City, UT  84108


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Robert E. Carter                   900,000                      17%
3739 Palmetto Creek
Kingwood, TX  77339

Seymour Tatar                      600,000                      11%
1023 Nantucket
Houston, TX 77057

Jay Schapiro                       300,000                       6%
12 Ruby Field Court
Baltimore, MD 21209

--------------------------
All Executive Officers
and Directors as a
Group (5 Person)                 3,926,500                      75%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has five Directors and Officers as follows:

Name                          Age              Positions/Offices Held
------                        ---              ----------------------

John Chris Kirch               42              Chairman, Director

Stephanie Harnicher            41              President, CEO, Director

Robert E. Carter               58              Executive V.P., Director


Seymour Tatar                  67              V.P. of Design, Director

Jay Schapiro                   39              Secretary, Treasurer, V.P.
                                                of Admin., Director

     There are no agreements or understandings for any officer of director to resign at the request of another person and the above-named officers and directors are not acting on behalf of, nor will they act at the direction of any other person.

     Set forth below are summaries of the business experience of the Directors and Officers of the Company for at least the last five years:


John Chris Kirch, Chairman of the Board, Director & Head of Corporate
Development.

Mr. Kirch Age 42, has been a director of the Company since its inception in January of 1998. While Mr. Kirch became chairman and head of corporate development of this company in January 1998 at its inception. Also, at this time he was still listed as an officer and director of Weston Hotels until his official resignation in May of 1998. His experience during the interim (over-lapping) period was that he was spending his time coordinating the

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start-up of this company which was thought to be able to benefit both companies. This belief however, proved not to be correct, and in May 1998 Mr. Kirch officially resigned from Weston Hotels, and has remained chairman and director of corporate development of this company ever since. His main role is to facilitate the company's funding needs and promotional requirements.

Beginning in January of 1997, Mr. Kirch began preliminary work with Westin Hotels and Properties, Inc., and from May of 1997 through May of 1998, Mr. Kirch was Vice Chairman and Director of Corporate Development for that corporation which operated as a Hotel operating company. While in the hotel business Mr. Kirch was involved in the areas of business planning and the development of funding to expand this Hotel Chain. From April of 1994 to December of 1996 Mr. Kirch was a cofounder and director of planning for PharmaPrint, Inc., f/k/a ABT Global Pharmaceutical Corporation, out of the University of Southern California School of Medicine. His specific role in this start up and development stage company was to prepare its initial business plan and arrange for start-up funding for the corporation. Mr. Kirch specializes in arranging private placement funding, preparing and placing public offerings, while developing multi-media news, advertising and marketing support.


Stephanie Harnicher, President, Chief Executive Officer & Director.

Ms. Harnicher Age 42, has been President, Chief Executive Officer and a director of the Company since its inception in January of 1998. Her main role is to oversee all operations and administrative controls of the company. Ms. Harnicher has over 15 years experience in real estate development, construction management, and real estate financial services, which includes 10 years in the Exxon land development division, 3 years with her own mortgage loan services company and almost 2 years with this business.

In January 1995 Ms. Harnicher formed Entrepreneurs Mortgage Source, Inc., and from then through the present she has acted as President of that corporation whose business is providing funding for residential and commercial real estate projects. She quit devoting substantial time to this company in January of 1998 when Txon was formed; but continues as an officer and director thereof. Stephanie Harnicher did not conduct any business experiences from March of 1992 until January 1995 as she went through a difficult pregnancy, and then spent her time at home recovering from giving birth to TRIPLETS as well as staying home to take care of her children during their early infancy.

From October, 1981 through March 1992 Ms. Harnicher worked in several positions at Exxon Corporation or its subsidiaries for ten years, where she was active in strategy, investment analysis, financing, real estate development and marketing of commercial and residential real estate projects. Ms. Harnicher was a key person in the development and marketing for Exxon of many shopping centers, office complexes and land development projects. During her 10 year tenure at Exxon, Ms. Harnicher managed various leasing, sales and administrative personnel to fully coordinated all aspects of construction, design, legal and property management functions. Prior to Exxon she has also served as a financial consultant to Westinghouse, McDonald Douglas, Gould and the U.S. Navy, as well as an instructor of Finance at the University of Houston. Ms. Harnicher has strong community ties and is a member of several business, civic,


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and community groups, including the National Association of Women Business
Owners, the Utah Professional Women's Association, and the Beta Gamma Sigma Honorary Business Fraternity. Past associations include The National Mortgage Bankers Association, Rotary, Park City and Salt Lake City Chambers of Commerce, Executive Womans' Association and has served as President of her College Association for 10 years.

     Ms. Harnicher received her undergraduate degree from Goucher College and her Masters of Business Administration concentrating in finance and investments from the George Washington University, Washington, D.C. She graduated with top honors and was invited to join the Beta Gamma Sigma honorary Business Fraternity. Her business and professional history includes almost two decades of multifaceted management experience in finance, marketing, and real estate development.

Robert E. Carter, Executive Vice President, Head of Worldwide Project Management, & Director.

     Mr. Carter, age 58, has been Executive Vice President, and a director of the Company since its inception in January of 1998. Mr. Carter's multi-disciplined professional expertise stems from his career as a managing engineer in the building, development, and energy industry for over 25 years. Mr. Carter speaks English, Russian, and Spanish. He has been able to adapt to different cultures effectively working as a corporate team player and/or leader to manage and complete assignments on time and within budget in difficult foreign locations. His diversified experience ranges from complex renovations of aerospace testing and laboratory environments, to hospitals and medical support facilities, from multimillion dollar premier office buildings, hotels and retail centers to large secure expatriate private housing communities. From January 1995 through January 1998 Mr. Carter worked as an independent contract manager under the auspices of Carter, Corbett and Associates, where he facilitated the start-up marketing, accounting, financial reporting and daily operation of an entrepreneurial business, which has provided project development/ management services in Russia, Ukraine, Nigeria, Egypt, England, Germany, France and Belgium for several multinational companies, defining missions or providing feasibility studies, project funding, planning and/or implementation.

From January 1982 through December 1994 Mr. Carter worked for Exxon's Houston development company as senior international project manager for twelve years. He provided management services for local and overseas corporate ventures, while developing foreign networks to expedite contract demands. Mr. Carter analyzed and provided feasibility studies with long-term investment planning for capital projects, as well as responsibility for stewardship of schedules, budgets, and reporting.

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At Exxon he constructed and managed 230,000 square meters of Class A office buildings and hotels, 10,000 square meters of commercial retail space, and served as a key person for three (3) planned residential communities with supporting infrastructure, including schools, religious facilities and municipal buildings.

Seymour M. Tatar,  Vice President of Design & Project Planning.

Mr. Tatar, age 67, has been Vice President, and a director of the Company since its inception in January of 1998. Prior to joining Txon Mr. Tatar has been an independent architect for over 25 years with a highly successful professional career completing over 300 projects in architecture, urban design, site planning, contracting, construction management, and real estate development. Mr. Tatar's responsibilities for Txon include comprehensive services that included site landscape and project design, programming, space planning, feasibility, urban renewal, city planning, civic and tax increment district design, engineering and specialized consultant coordination, educational and library behavioral research, on-site construction management.

Mr. Tatar's tasks also include bringing together teams of specialized professional consultants, directing them to accomplish specific complex tasks in a comprehensive manner. He is also to analyze cost control, site selection, lighting, acoustics, environmental assessments, real estate appraisal, traffic, food handling, asbestos removal, marketing, legal, business and economic feasibility - all in response to an assignment's special needs.

Mr. Tatar has been professionally registered in fourteen states, is currently accredited by the National Council of Architectural Registration Board, and participates in several professional and civic associations.

Jay Schapiro, Vice President of Administration, Director and Secretary.

Mr. Schapiro, age 39, has been an officer and director of the company since August 1998. Mr. Schapiro's duties include managing daily office and financial administration of the company, along with maintaining all books and records as the corporate secretary.

From October 1997 he acted as a securities trader for his own account. From January 1995 to September 1997 he served as Mid Atlantic Market manager for MCI Cellular where he oversaw the build out of twelve facilities, concurrently with managing and marketing programs, the staffing and providing profit/loss reports for the region. From March 1993 to April 1995 Mr. Schapiro served as a development manager for Petstuff, Inc., a chain of large format pet supply stores, coordinating the opening of the initial five locations.

Directors and officers of the Company have served in their respective capacities since January 28, 1998 except Mr. Schapiro, age 39, who has been an officer and director of the company since August 1998. All officers and directors will serve for consecutive periods of one year each, or until their successors have been elected and accepted their positions.

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At the present time, all of the officers and directors of the Company are devoting essentially full time to the business of the Company despite the inability of the Company to compensate them. Without funding or business generated income, of which no assurance can be given, management will not be able to continue to serve without pay indefinitely.

The company's executive officers and directors does include the following family relationships- Seymour Tater, an architect and project planner, is Stephanie Harnicher's father, and Jay Schapiro, who manages the company's office and business administration, is her brother-in-law.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1999, to the Officers and Directors of the Company (the "Named Executives"). SUMMARY COMPENSATION TABLE SUMMARY COMPENSATION TABLE FISCAL 1999 ANNUAL COMPENSATION Executives of the Company were paid the following cash consideration during the fiscal year ended September 30, 1999.


            SUMMARY COMPENSATION TABLE SUMMARY COMPENSATION TABLE
                       FISCAL 1999 ANNUAL COMPENSATION

     Executives of the Company were paid the following cash consideration during the fiscal year ended September 30, 1999.

                            Salary
Name & Principal            Annual                   Long Term      Other
Position                    Compensation    Bonus    Compensation   Awards
----------------------      ------------    ------   -------------  ------
John Chris Kirch            $  1,384.62       -           -           -
Chairman

Stephanie Harnicher         $  5,000.00       -           -           -
President, CEO, & Director

Jay Schapiro                $ 18,000.00       -           -           -
Vice President, & Director


While the Company paid out to the Company's Chairman, President, and Vice President the compensation and salaries listed above, there are no employment agreements in effect as of this time. The Company is considering implementing employment agreements which would be in effect for an initial term of two years and then renew automatically for successive one-year terms unless terminated earlier according to the terms therein. The Company issued 1,100,000 shares of common stock to John Chris Kirch, an officer and a director of the Company, in consideration of a cash purchase for stock which he provided to the Company in calendar year 1998.The Company also issued 1,100,000 shares of common stock to Stephanie Harnicher, an officer and a director of the Company, in consideration of a cash purchase for stock which she provided to the Company in calendar year 1998. The Company issued 900,000 shares of common stock to Robert Carter an officer and director in consideration of cash purchase for stock which he provided to the Company in calendar year 1998. The Company issued 600,000 shares of common stock to

Seymour Tatar an officer and director in consideration of cash purchase for stock which he provided to the Company in calendar year 1998. And The Company issued 300,000 shares of common stock to Jay Schapiro, an officer and a director of the Company, in consideration of a cash purchase for stock which he provided to the Company in calendar year 1998. See Item 7 below, "Certain Relationships and Related Transactions".

The Company currently has no obligations to compensate any other of its executive officers or directors at this time but retains the right to do so as it sees fit. The Company is considering instituting an incentive stock option or stock bonus plan for its executive officers, but currently has no such plan in place. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees to date.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On February 25, 1999 the Company issued a total of 4,000,000 shares of Common Stock of the company to the five founders and officers and directors for total of $200,000.00 in cash ($.05 per share):

NAME                     NUMBER OF TOTAL SHARES             CONSIDERATION
-----                    ----------------------             -------------
John Chris Kirch                 1,100,000                   $  55,000
Stephanie Harnicher              1,100,000                   $  55,000
Robert E. Carter                   900,000                   $  45,000
Seymour Tatar                      600,000                   $  30,000
Jay Schapiro                       300,000                   $  15,000
                                                             ----------
                                                             $ 200,000

     Between March 1, 1999 and March 28, 1999 the company sold an aggregate of 1,500,000 shares of its common stock to a total of 31 investors at a sales price of $.10 per share pursuant to an exemption from registration provided by Regulation D of Rule 504 promulgated under the Securities Act of 1933 as to which Notice of Sale on Form D was filed with the Securities and Exchange Commission on March 8, 1999. These securities were sold for cash. The increase from $.05 paid for common shares by founders and the $.10 purchase price for which shares were sold to outside investors is attributable to (1) the amount of capital the Company needed to raise to continue its operations,
(2) the price which prospective investors indicated they would be willing to pay for shares, and (3) the fact that an agreement in principle had been reached related to the Furst Construction Company acquisition,(which was canceled on November 15, 1999 due to the lack of funding ability of Txon) but was an agreement which management believed at that time had the potential to significantly increase the long term worth of the Company's shares. There were no underwriting discounts or commissions involved in the sale of these securities.

    SEPTEMBER 30, 1999 AUDITED FINANIAL STATEMENT, NOTE 5 - RELATED PARTY TRANSACTIONS states during 1998 the Company borrowed $40,000 from John Chris Kirch an officer and shareholder, to pay administrative expenses.

Subsequently in 1998 $23,800 was repaid to Mr. Kirch and in 1999 $16,200 was converted to paid in capital in excess of par value. As of September 30,1999 the Company has no outstanding loans.


ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. The following statements relating to the capital stock are summaries. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by the Certificate of Incorporation and the By-laws of the Corporation, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $.001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.

     Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     Under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. The Company has no present plans to issue any Preferred Stock.

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

                                    PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) Market Price. The Company's Common Stock is not quoted at the present time.

     (b) Holders. There are now 54 holders of the Company's Common Stock, five of whom are officers and/or directors of the Company. The balance are the original January to March 1999 offering investors, and subsequent private transactions amongst those shareholders not related to the company.

     (c) There are no outstanding warrants or options giving any person the right to acquire any shares of the Company, and none of its outstanding common shares are eligible to be sold under Rule 144. The Company intends to publicly offer common shares to raise investment capital, but no details of any such proposal have been agreed upon. There are no employee benefit or dividend reinvestment plans which could have a material effect on the market price, if any, of the Company's common shares.

     (d) Dividends. There are no restrictions that limit the ability to pay dividends on the Company's common stock. However, the Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the Company's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past Twelve months, the Company has sold securities which were not registered as follows:

      NAME                          NUMBER OF SHARES      CONSIDERATION

      John Chris Kirch (1)               1,100,000           $  55,000
      Stephanie Harnicher (2)            1,100,000           $  55,000
      Robert E. Carter  (3)                900,000           $  45,000
      Seymour Tatar (4)                    600,000           $  30,000
      Jay Schapiro (5)                     300,000           $  15,000

(1) Mr. Kirch is an officer and director of the Company and the beneficial owner of such shares.

(2) Ms. Harnicher is an officer and director of the Company and the beneficial owner of such shares.

(3) Mr. Carter is an officer and director of the Company and the beneficial owner of such shares.

(4) Mr. Tatar is an officer and director of the Company and the beneficial owner of such shares.

(5) Mr. Schapiro is an officer and director of the Company and the beneficial owner of such shares.

Founder's stock was originally issued to the 5 founding Officers & Directors of the Company on a private placement basis in January and October of 1998. From January 1, 1999 to March 30, 1999 the Company sold 1,500,000 of its common shares to 31 persons without registration under the Securities Act of 1933 in reliance on the exemption from registration provided by section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D thereunder. The Company received total gross proceeds of $150,000 from these sales.

Since this time, from April 1999 through December 1999 two Officers and Directors of the Company gifted stock to a total of 13 family members and
close friends.   These transactions were made pursuant to Section 4(2) of the
Securities Act as private transactions because the transactions did not involve the Company, and did not involve a public offering, and were thus exempt from the registration requirements of the Securities Act. During this period five other transactions among shareholders occurred unrelated to the Company or its Officers and Directors bringing the total number of shareholders to 54.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The General Corporation Law of the State of Nevada provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. That law provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i)for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Nevada, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision which provides for the indemnification of officers and directors of the Company to the full extent permissible under Nevada law.


                             PART F/S


            TXON INTERNATIONAL DEVELOPMENT CORPORATION

                  (A Development Stage Company)

                              - : -

                       FINANCIAL STATEMENTS

                   SEPTEMBER 30, 1999 AND 1998

____________________________________________________________________________
ROBISON, HILL & CO.                           Certified Public Accountants
A Professional Corporation




                   INDEPENDENT AUDITOR'S REPORT



Board of Directors
Txon International Development Corporation
Salt Lake City, Utah

Board Members:

We have audited the accompanying balance sheet of Txon International Development Corporation (a development Stage Company) as of September 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended September 30, 1999 and the period January 29, 1998 (inception)to September 30, 1998 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Txon International Development Corporation (a development Stage Company), as of September 30, 1999 and 1998 and the results of its operations, and its cash flows for the year ended September 30, 1999 and the period January 29, 1998 (inception) to September 30, 1998 then ended in conformity with generally accepted accounting principles.

                                       Respectfully submitted,

                                       /s/ Robison, Hill & Co.
                                       ---------------------------
                                       Certified Public Accountants

Salt Lake City, Utah
November 2, 1999

1366 East Murray Holladay Road, Salt Lake City, Utah 84117-5050
Telephone *801-272-8045, Facsimile 801-277-9942

            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
                          BALANCE SHEET

                                                       September 30,
                                                  1999            1998
                                                ------------- -------------
ASSETS
  Cash in bank                                  $      1,035  $     83,468
  Investments                                              -         6,000
                                                ------------- -------------
     Total Assets                               $      1,035  $     89,468
                                                ============= =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts payable                              $         86  $     12,251
  Accrued expenses                                         -         6,031
  Accounts payable - officers                              -        16,200
                                                ------------- -------------
     Total Liabilities                                    86        34,482
                                                ------------- -------------
Stockholders' Equity
Preferred stock (par value $0.001), 10,000,000
  shares authorized, no shares issued at
  September 30, 1999 and 1998                              -             -
Common stock (par value $0.001), 50,000,000
  shares authorized, 5,231,000 and 2,200,000
  shares issued at September 30, 1999 and 1998         5,231         2,200
Capital in excess of par value                       357,484       107,800
Deficit accumulated during development stage        (361,766)      (55,014)
                                                ------------- -------------
     Total Stockholders' Equity                          949        54,986
                                                ------------- -------------
     Total Liabilities and Stockholders' Equity $      1,035  $     89,468
                                                ============= =============

The accompanying notes are an integral part of these financial statements.

            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF OPERATIONS



                                                                  Cumulative
                                    For the Year  For the Period  Since
                                       Ended         Ended        Inception of
                                    September 30,  September 30,  Development
                                        1999          1998        Stage
                                    ------------- --------------- ------------
Revenues                            $          -  $            -  $         -
                                    ------------- --------------- ------------
Expenses
  Selling, general and
    administrative expenses              306,752          55,014      306,840
                                    ------------- --------------- ------------
Operating Loss                          (306,752)        (55,014)    (306,840)
                                    ------------- --------------- ------------
Other income (expense):
   Interest expense                            -               -            -
                                    ------------- --------------- ------------
Loss before taxes                       (306,752)        (55,014)    (306,840)
Income taxes                                   -               -            -
                                    ------------- --------------- ------------
     Net Loss                       $   (306,752) $      (55,014) $  (306,840)
                                    ============= =============== ============
Basic per Share Amounts
Net Income (Loss)                   $      ( .08) $        ( .06)
                                    ============= ===============
Weighted Average Shares Outstanding    3,715,500         854,144


The accompanying notes are an integral part of these financial statements.

            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
          STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                   Deficit
                                                             Common Stock                          Accumulated
                                                    ------------------------------------           During
                                         Preferred  To Be Issued                       Excess of   Development
                                           Stock     Shares      Shares       Amount   Par Value   Stage
                                         --------- ------------- ---------- ---------- ----------- -----------
     Stock issued in exchange for cash          -     2,200,000          -  $   2,200  $  107,800  $        -

     Net Loss                                   -             -          -          -           -     (55,014)
                                         --------- ------------- ---------- ---------- ----------- -----------
     Balance September 30, 1998                 -     2,200,000          -      2,200     107,800     (55,014)

     Stock issued                               -    (2,200,000) 2,200,000          -           -           -

     Stock issued in exchange for cash          -             -  3,031,000      3,031     210,069           -

     Contributed Capital                        -             -          -          -      39,615           -

     Net Loss                                   -             -          -           -          -    (306,752)
                                         --------- ------------- ---------- ---------- ----------- -----------
     Balance September 30, 1999                 -             -  5,231,000  $   5,231  $  357,484  $ (361,766)
                                         ========= ============= ========== ========== =========== ===========


      The accompanying notes are an integral part of these financial statements.

                                   F-4


            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS


                                                                  Cumulative
                                     For the Year  For the Period Since
                                        Ended         Ended       Inception of
                                     September 30,  September 30, Development
                                         1999          1998       Stage
                                      ------------ -------------- ------------
Cash Flows from Operating Activities:
 Cash paid to suppliers and employees $   318,948  $      20,532  $   339,480
                                      ------------ -------------- ------------
   Net cash used in operating
     activities                          (318,948)       (20,532)   (339,480)
                                      ------------ -------------- ------------
Cash Flows from Investing Activities:
  Investment in deferred development
    costs                                       -         (6,000)     (6,000)
                                      ------------ -------------- ------------
   Net cash used by investing
    activities                                  -         (6,000)     (6,000)
                                      ------------ -------------- ------------
Cash Flows from Financing Activities:
  Proceeds from common stock
     to be issued                         213,100        110,000     323,100
  Contributed capital from officers        23,415              -      23,415
                                      ------------ -------------- ------------
    Net cash provided by financing
     activities                           236,515        110,000     346,515
                                      ------------ -------------- ------------
Net change in cash and cash
  equivalents                             (82,433)        83,468       1,035
Cash and cash equivalents at
  beginning of year                        83,468              -           -
                                      ------------ -------------- ------------
Cash and cash equivalents at
 end of year                          $     1,035  $      83,468  $    1,035
                                      ============ ============== ============

Reconciliation of Net Loss to Net
 Cash Used in Operating Activities:
Net loss                                 (306,752)       (55,014)   (361,766)
Adjustments used to reconcile net
 loss to Net cash used in operating
 activities:
Loss on Investments                         6,000              -       6,000
Increase (Decrease)in accounts payable    (12,165)        12,251          86
Increase (Decrease) in accrued expenses    (6,031)         6,031           -
Increase in accounts payable officers           -         16,200      16,200
                                      ------------ -------------- ------------
Net cash used in operating activities $  (318,948) $     (20,532) $ (339,480)
                                      ============ ============== ============

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

Shareholder advances of $16,200 were converted to Capital in Excess of Par
Value.

The accompanying notes are an integral part of these financial statements.

            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   SEPTEMBER 30, 1999 AND 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES
--------------------------------------------------------

This summary of accounting policies for Txon International Development Corporation is presented to assist in understanding the Company' financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
--------------------------------------

The Company was incorporated under the laws of the state of Nevada on January 29, 1998 as Weston International Development Corporation. On July 28, 1998 the name of the Company was changed to Txon International Development Corporation. The primary business of the Company is the acquisition, development, construction and operation of real properties. The Company is in the development stage since January 29, 1998 (inception) and has not commenced planned principal operations.

Nature of Business
------------------

The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Cash Equivalents
----------------

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates
--------------------------

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   SEPTEMBER 30, 1999 AND 1998
                           (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (continued)
-------------------------------------------------------------------

Concentration of Credit Risk
----------------------------

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

Net Loss per Common Share
-------------------------

There are no outstanding common stock equivalents for 1999 and 1998 and are thus not considered.

The reconciliations of the numerators and denominators of the basic EPS computations are as follows:

                                                  1999
                                   ---------------------------------
                                                 Number
                                                   of
                                      Loss       Shares     Loss Per
                                   (numerator)(denominator)   Share
                                   ----------- ------------ --------
Loss to Common Shareholders          (306,752)   3,715,500    (0.08)
                                   =========== ============ ========


                                                 1998
                                   ---------------------------------
                                                 Number
                                                   of
                                      Loss       Shares     Loss Per
                                   (numerator)(denominator)   Share
                                   ----------- ------------ --------
Loss to Common Shareholders          (55,014)    854,144     (0.06)
                                   =========== ============ ========

            TXON INTERNATIONAL DEVELOPMENT CORPORATION
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                   SEPTEMBER 30, 1999 AND 1998
                           (Continued)



NOTE 2 - INCOME TAXES
---------------------

The Company has accumulated tax losses estimated at $360,000 expiring in years beginning 2013. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. The amount of net operating loss carryforward available to offset future taxable income will be limited if there is a substantial change in ownership. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the net operating loss carry forward, the Company established a valuation allowance for the entire net deferred income tax asset as of September 30, 1999.

NOTE 3 - GOING CONCERN / DEVELOPMENT STAGE
------------------------------------------

The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage. Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year.

NOTE 4 - COMMITMENTS
--------------------

As of September 30, 1999 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

During 1998 the Company borrowed $40,000 from an officer and shareholder to pay administrative expenses. During 1998, $23,800 was repaid. During 1999, the remaining $16,200 was converted to contributed capital. As of September 30, 1999, the principal owing is $0 .

During 1998 the Company paid $3,000 to an officer for rent of office space.

                             PART III

Exhibit No.       Description
-----------       -----------
3.1               ARTICLES OF INCORPORATION *
3.2               BYLAWS *
27                FINANCIAL DATA SCHEDULE (attached)

(*) Previously filed with the Company's initial Form 10-SB General Form for Registration of Securities of Small Business Issuers filed with the Securities and Exchange Commission on September 9, 1999 and with the amended filing on December 30, 1999.


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                  TXON INTERNATIONAL DEVELOPMENT
                                  CORPORATION.


                                    /s/ John Chris Kirch
Date: 1-25-00                       John Chris Kirch, Chairman